EXHIBIT 99.35

Fortuna Discovers New High-Grade Ag Ore Shoots at Caylloma Mine

December 15, 2010: Fortuna Silver Mines Inc. (TSX: FVI / Lima Stock Exchange: FVI) Mr. Jorge Ganoza, President & CEO, is pleased to announce the discovery and confirmation of two new high-grade silver ore shoots in the Bateas Vein, located in the central portion of the Caylloma Mine District.  Recent underground channel sampling returned highlights of:

•	Gallery 315E: 52 meter interval averaging 1,284 g/t Ag, 0.08 g/t Au, 0.286% Pb, 0.424% Zn and 0.364% Cu over average vein width of 1.01 meters

•	Chimney 303N: 12 meter interval averaging 945 g/t Ag, 0.05 g/t Au, 0.063% Pb, 0.105% Zn and 0.234% Cu over average vein width of 0.43 meters, open to Level 9 and above

•	Chimney 308N: 32 meter interval averaging 998 g/t Ag, 0.06 g/t Au, 0.363% Pb, 0.541% Zn and 0.358% Cu over average vein width of 0.94 meters

•	Gallery 309E: 92 meter interval averaging 1,108 g/t Ag, 0.06 g/t Au, 0.85% Pb, 1.21% Zn and 0.55% Cu over average vein width of 1.10 meters, open on strike to the northeast

The Caylloma Mine, located in Arequipa, Peru, currently produces approximately 1,250 tpd with the production primarily being sourced from the Ag-bearing polymetallic Animas, Soledad, Santa Catalina and Silvia veins and to a lesser extent, from the high-grade silver-bearing Bateas Vein.  Through September 30, 2010, Caylloma has produced 1.42M ounces of silver and is on track to exceed the annual silver production forecast of 1.7M ounces (see Fortuna news release dated January 18, 2010).

The new high-grade shoots were discovered through the extension of exploration and development drifts from current production areas on the 10th and 12th levels of the Bateas Vein. Vertical chimneys have established the continuity of the mineralized zones and confirmed the high-grade nature of the ore shoots. Underground development continues with the aim of incorporating this new zone to production plans in 2011.

Dr. Thomas Vehrs, VP of Explorations, commented, “The excellent results from the Bateas Vein continue to validate the potential for new discovery in the Caylloma District.  We are planning an aggressive exploration program for 2011, a part of which will be directed at exploring the northeastern extension of the Bateas Vein.”

Longitudinal sections of the Bateas Vein illustrating the detailed sampling results and the newly discovered ore shoots are available on the Company’s website:

http://www.fortunasilver.com/i/pdf/Caylloma-Mine_BateasVein_section_7Dec10.pdf

Historically the Bateas Vein has been a significant producer of high-grade silver ores with the past production coming from those portions of the vein located to the southwest of the newly discovered ore shoots.  From the newly discovered ore shoots along strike to the northeast, the Bateas Vein is open and essentially unexplored over a horizontal distance of approximately 1,150 meters, where the vein is projected to intersect with the San Cristobal Vein.  Underground exploration and surface drilling of the northeast extension of the Bateas Vein is planned for 2011.

Quality Assurance and Quality Control

Sample results reported for the underground workings are based on channel samples systematically collected perpendicular to the orientation of the vein.  Samples are dried, prepared and analyzed at company-owned sample preparation and laboratory facilities at the Caylloma property.  Silver and base metals are assayed by atomic absorption methods utilizing an aqua regia digestion. Gold is assayed by standard fire assay methods with an atomic absorption finish.  Certified reference standards are blindly inserted into the sample stream at a frequency of 1 per 20 normal samples.  Assay blanks are blindly inserted at a frequency of 1 per 30 samples and field duplicates are collected and analyzed at a frequency of 1 per 80 normal samples.  Check assay samples and preparation duplicate samples are routinely submitted to ALS Chemex facilities in Lima to verify sample preparation and assay quality.

Qualified Person

Mr. Miroslav Kalinaj, P. Geo., is the Company’s Qualified Person as defined by the National Instrument 43-101 and has verified the technical information in this news release.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Project in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE COMPANY

Jorge Ganoza
President, CEO and Director
Fortuna Silver Mines Inc.

Symbol: TSX: FVI / Lima Stock Exchange: FVI

Investor Relations:
Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 2
Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements and as such are based on an assumed set of economic conditions and courses of action. These include estimates of the time of commencement, commissioning and full production, future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the calculation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of  financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.